FIRST TRUST PORTFOLIOS L.P.
                             120 EAST LIBERTY DRIVE
                               WHEATON, IL 60187


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Vincent J. DiStefano


         Re: FT 2926 (CIK No. 0001514272; File No. 333-174724)


Dear Mr. DiStefano,

      In accordance with Rule 477 under the Securities Act of 1933, as amended, First Trust Portfolios L.P., depositor of FT 2926, respectfully makes this application to withdraw the Registration Statement on Form S-6 filed with the Securities and Exchange Commission on June 6, 2011. This filing was submitted on form type S-6 and the filing received an Accession Number of 0001445546-11-002168 and a File Number of 333-174724.

      No securities have been sold pursuant to this Registration Statement. The reason for such withdrawal is that the Registration Statement was intended to be filed as the initial Registration Statement for FT 3022 but the filing incorrectly utilized the EDGAR codes for FT 2926.

      Your assistance in this matter is greatly appreciated. If you have any questions regarding this application for withdrawal, please contact Brian Free at (312) 845-3017 or the undersigned at (630) 765-8620.

                                           Very truly yours,

                                           FT 2926

                                           By: First Trust Portfolios L.P.

                                           By:     /s/ Jason T. Henry
                                                  ----------------------------
                                                   Jason T. Henry
                                                   Senior Vice President